Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP COMPLETES SALE OF SILVER WHEATON SHARES

VANCOUVER, BRITISH COLUMBIA, February 14, 2008 – GOLDCORP INC. is pleased to announce that it has completed the previously announced secondary offering, through a wholly-owned subsidiary, of 108,000,000 common shares of Silver Wheaton Corp. at a price of C$14.50 per share for gross proceeds of C$1,566,000,000.  The underwriting syndicate was co-led by Macquarie Capital Markets Canada Ltd., Genuity Capital Markets and GMP Securities L.P., with Macquarie Capital Markets Canada Ltd. and Genuity Capital Markets as co-bookrunners, and included CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Capital Corporation and Merrill Lynch Canada Inc.

“The completion of this transaction represents the final element of the initiative to simplify our business,” said Kevin McArthur, President and Chief Executive.  “In addition to an impressive return on investment for our shareholders, this closing sharpens the focus on our gold operations and contributes to the strongest balance sheet amongst our peers.”

The proceeds from the transaction provide Goldcorp with the financial flexibility to fund an expected 50% growth in gold production over the next five-year period and will provide financial flexibility for future growth opportunities.  Capital spending over the next five years is expected to be over US$3.9 billion, including funding completion of the Peñasquito, Éléonore and Cerro Blanco projects as well as providing sustaining capex at operating mines.  Not included in this figure is the possible construction of the Pueblo Viejo project in the Dominican Republic (Barrick 60%, Goldcorp 40%) which remains under feasibility review.

A copy of the prospectus relating to the offering may be obtained from Jessica Helm, Macquarie Capital Markets Canada Ltd., Suite 3100, 181 Bay Street, Toronto, ON M5J 2T3; (416) 848-3501.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or province.

Goldcorp is the world’s fastest growing and lowest-cost multi-million ounce gold producer with operations throughout the Americas.  Gold production and reserves from the Company’s strong portfolio of mines and projects remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2006, available on www.sedar.com, and Form 40-F for the year ended December 31, 2006 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com